[Sutherland Asbill & Brennan LLP Letterhead]

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: Steven.Boehm@sablaw.com

April 22, 2008

CONFIDENTIAL

VIA EDGAR

James O’Connor, Esq.
Attorney/Advisor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Main Street Capital Corporation — Preliminary Proxy Statement filed on April 8, 2008

Dear Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to me during a telephone call on April 18, 2008 regarding the Company’s preliminary proxy statement filed on April 8, 2008 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: If Proposal 4, which would authorize the sale of common stock at a price below net asset value (“NAV”), is approved, it appears that there would be no limit on the amount of shares that could be issued on that basis. Please confirm that such unlimited authority is consistent with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company hereby confirms that it is not required to submit for shareholder approval a limit on the number of shares it can issue at a price below NAV pursuant to the authority sought to be obtained in Proposal 4. The fiduciary duties of the Company’s Board of Directors (the “Board”) enforceable under Section 36 of the 1940 Act impose on the Board the burden of determining that any issuance of the Company’s securities at a price that is below the NAV per share of such securities is in the best interest of the Company’s shareholders, considering all of the relevant facts and circumstances, including the potential for dilution. Accordingly, a determination as to the number of shares to be issued pursuant to the authorization sought in Proposal 4 is appropriately left to the discretion of the Board.

U.S. Securities and Exchange Commission
April 22, 2008

2.	Comment: If Proposal 5, which would authorize the issuance of warrants, options or rights to subscribe for, convert to or purchase common stock, is approved, on what basis would specific issuances be authorized?

Response: The Company hereby confirms that no issuance of warrants, options or rights will be made unless the Board concludes, consistent with its fiduciary duties enforceable under Section 36 of the 1940 Act, that under all of the relevant facts and circumstances, such issuance is in the best interest of the Company’s shareholders.

* * *

In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Mr. Todd Reppert/Main Street Capital Corporation